Caledonia’s Q2 2008 Results Conference Call

Toronto, Ontario – August 12, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) will host a conference call on Monday August 18, 2008 at 10:00 hours (EST) to discuss the second quarter 2008 results.

Please dial-in 10 minutes beforehand and quote the conference ID number: 422896#

Canadian Toll-free Number*:

+1 866 270 8076

USA Toll-free Number*:

+1 866 793 4279

UK Toll-free Number*:

+44 (0) 800 358 2705

International Access Number:

+44 (0) 20 8609 0205

Canadian Toll Number:

+1 514 315 1023

USA Toll Number:

+1 703 621 9126

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

A recording of the conference call will be available on the website, www.caledoniamining.com from Tuesday 19 August 2008.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881